

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 24, 2014

<u>Via E-mail</u>
John Hollister
Chief Executive Officer
Nemus Bioscience, Inc.
650 Town Center Drive, Suite 620
Costa Mesa, California 92626

       Re: **Nemus Bioscience, Inc.**
               Form 8-K
               Filed November 3, 2014
               File No. 000-55136

Dear Mr. Hollister:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                  Sincerely,

                                                  /s/ Heather Clark

                                                  Heather Clark
                                                  Staff Accountant